07025402

RECEIVED

2007 JUL 19 P 1:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 July 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

United Overseas Land Ltd

We have pleasure in enclosing the Announcement released on 4 July 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

PROCESSED
JUL 23 2007
THOMSON FINANCIAL

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw/ja

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ....

NAME: ....

DATE: 7/20

华业集团有限公司
UOL Group Limited
Company Registration No 196300438C

101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

6 July 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 4 July 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw/ja

华业集团有限公司
UOL Group Limited
Company Registration No 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

UOL GROUP LIMITED Company Registration No. 196300438C

COMPLETION OF ACQUISITION OF "PAN PACIFIC" HOTEL OPERATIONS

Further to the announcement by the Company on 30 March 2007 in connection with the acquisition of the "Pan Pacific" hotel operations, the Board of Directors of the Company wishes to announce that the acquisition of 100% interest in the share capital of Pan Pacific Hotels and Resorts Pte Ltd ("**PPHR**") has been completed today.

PPHR owns the "Pan Pacific" brand and currently manages 11 hotels/resorts in The United States of America, Bangladesh, Canada, Indonesia, Malaysia, Palau, The Philippines, Singapore and Thailand. With the completion, PPHR becomes a wholly-owned subsidiary of the Company.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 04/07/2007 to the SGX

END